

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

Office of the Clerk

August 9, 2024

Patrick K Moore
520 W MAIN ST
Radford, VA, 24141

RECEIPT

RE: 1010 Randolph Ave LLC

ID: 11731877

FILING NO: 2408097556055

WORK ORDER NO: 202408095282765

Dear Customer:

This is your receipt for $100.00 to cover the fee for filing articles of organization for a limited liability company with this office.

The effective date of the certificate of organization is August 9, 2024.

If you have any questions, please call (804) 371-9733 or toll-free 1-866-722-2551.

Sincerely,

Bernard J. Logan
Clerk of the Commission

Delivery Method: Email

New Federal Requirement: Reporting of Beneficial Ownership Information

Beginning January 1, 2024, certain types of corporations, limited liability companies, and other similar entities created in or registered to do business in the United States must report information about their beneficial owners—the persons who ultimately own or control the company—to the Department of the Treasury's Financial Crimes Enforcement Network(FinCEN). Additional information about the reporting requirements, including answers to questions such as "is my company required to report beneficial ownership information to FinCEN," "who is a beneficial owner," and "when do I need to report my company's beneficial ownership information" is available on FinCEN's beneficial ownership information webpage, **https://www.fincen.gov/boi**.

Next step: Go to **https://www.fincen.gov/boi** to determine if your new entity needs to report information about their beneficial owners—the persons who ultimately own or control the company—to Treasury's Financial Crimes Enforcement Network (FinCEN).

FinCEN contact information is as follows:
Email: **FRC@fincen.gov**
Website: **https://www.fincen.gov/contact**
Phone number: 1-800-767-2825

To view Corporate Transparency Act Frequently Asked Questions (FAQs) please visit the following link: **https://scc.virginia.gov/pages/Businesses**.

Delivery Method: Email